EXHIBIT 99.1

COLLIERS INTERNATIONAL GROUP INC. ANNOUNCES VOTING RESULTS

TORONTO, April 08, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ, TSX: CIGI) (“Colliers”) today announced that at its annual meeting of shareholders, held in Toronto on April 7, 2020, the nine director nominees listed in Colliers’ management information circular dated February 19, 2020 were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Peter F. Cohen	54,683,829	98.95%	581,928	1.05%
John (Jack) P. Curtin, Jr.	54,811,471	99.18%	454,286	0.82%
Christopher Galvin	53,439,802	96.70%	1,825,955	3.30%
P. Jane Gavan	52,565,634	95.11%	2,700,123	4.89%
Stephen J. Harper	52,784,480	95.51%	2,481,277	4.49%
Jay S. Hennick	53,716,960	97.20%	1,548,797	2.80%
Katherine M. Lee	54,810,899	99.18%	454,858	0.82%
Benjamin F. Stein	53,443,941	96.70%	1,821,816	3.30%
L. Frederick Sutherland	54,887,678	99.32%	378,079	0.68%

In addition, at the meeting, Colliers shareholders approved the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year and a non-binding advisory resolution approving Colliers’ approach to executive compensation as disclosed in Colliers’ management information circular.

About Colliers International Group Inc.

Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COLLIERS CONTACT:

Christian Mayer, CFO
(416) 960-9500